March 27, 2009
VIA FAX, EDGAR AND FEDERAL EXPRESS

Mr. Chris White Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549-3561	Certain confidential information
contained in this document, marked by
brackets, is submitted separately to
the securities and exchange commission
pursuant to rule 83 promulgated under
the securities exchange act of 1934, as
amended.

Re:	Cuisine Solutions, Inc. Form 10-K for the Fiscal Year Ended June 28, 2008 Filed September 17, 2008 Form 10-Q for the Fiscal Quarter Ended December 13, 2008 Filed January 22, 2009 File No. 001-32439
Dear Mr. White:
This letter is submitted on behalf of Cuisine Solutions, Inc. (the “Company”) in response to the additional comment by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of March 17, 2009 to Ronald Zilkowski, Chief Financial Officer, Treasurer and Corporate Secretary of the Company (the “Comment Letter”).
For your reference, the text of the Staff’s comment is reproduced below in italics. The Company’s response to the comment immediately follows the reproduced text in regular typeface.
Form 10-K for the Fiscal Year Ended June 28, 2008
Note No. 6, Income Taxes, page 29
Comment:
Your response to prior comment number 1 states that a valuation allowance for your deferred tax assets is not needed based on the your profitability history in the past 18 quarters and the business plans to maintain financial health and stability. As requested in our prior comment, please clarify the source of taxable income that you are relying on when determining that your deferred tax assets are realizable. If you are relying on future taxable income, please provide your projections which support your deferred tax assets. Please clarify when your net operating loss carryforwards will expire in the U.S. and France. In addition, please expand your footnote disclosure to disclose the amounts and expiration dates of the net operating loss carryforwards pursuant to paragraph 48 of SFAS 109.
Response:
The Company maintains a good profitability mix between the U.S. and France and both contribute to the Company’s taxable income. France has no expiration date for the utilization of tax loss carryforwards and as of our fiscal year end we had €2,173,000 in loss carryforwards in France.

In the U.S. we continue to have taxable income and fully expect to utilize our $15,450,000 of tax loss carryforwards before its expiration in 2025 as stated in our Note No. 6 on Form 10-K for the Fiscal Year Ended June 28, 2008. The majority of our tax loss carryforwards were a result of two unfortunate business investments that were closed just prior to September 11, 2001 which then also severely impacted the Company. Since September 11, 2001 the Company has diversified and improved its profitability. The string of consecutive quarters of profitability was the primary factor in considering that we have moved beyond our difficulties and were reasonably assured we would utilize our U.S. tax loss carryforwards.
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The Company will disclose the amounts and expiration dates of its net loss carryforwards in all future filings as applicable.
If you should have any questions concerning these matters, please contact the undersigned at (703) 270-2900 or by facsimile at (703) 750-1158.
Best regards,
/s/ Ronald Zilkowski
Ronald Zilkowski
Chief Financial Officer,
Treasurer and Corporate Secretary

Certain confidential information contained in this document, marked by brackets, is submitted separately to the securities and exchange commission pursuant to rule 83 promulgated under the securities exchange act of 1934, as amended.